ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 16, 2026

Sterling Capital Funds

434 Fayetteville St. Suite 500

Raleigh, NC 27601

Ladies and Gentlemen:

We have acted as counsel to Sterling Capital Funds (the “Trust”) in connection with the registration statement of the Trust on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended (the “Act”), relating to the proposed reorganizations of Sterling Capital Short Duration Bond Fund and Sterling Capital Ultra Short Bond Fund (each, a “Target Fund” and together, the “Target Funds”), each a series of the Trust, with and into Sterling Capital Short Duration Bond ETF and Sterling Capital Ultra Short Bond ETF, respectively (each, an “Acquiring Fund” and together, the “Acquiring Funds”), each a new series of (Trust, and the issuance of shares of beneficial interest of each of the Acquiring Funds in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization by and between the Trust, on behalf of each Target Fund and its corresponding Acquiring Fund and, solely for purposes of Section 5 thereof, Sterling Capital Management LLC (each, an “Agreement,” and together, the “Agreements”).

We have examined the following documents:

(a)	The Trust’s Amended and Restated Agreement and Declaration of Trust, as amended to date, on file with the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”);

(b)	the Trust’s Amended and Restated Bylaws, as amended to date; and

(c)	such other documents and records as we have deemed necessary for the purposes of this opinion.

We are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. In all cases, we have assumed the authenticity of original documents and the conformity to authentic originals of all copies examined by us. In addition, we have also assumed the genuineness of all signatures and the legal capacity of all natural persons.

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We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of each Target Fund and the shareholders of each Target Fund will have taken all action required of them, if any, for the approval of the relevant Agreement and (2) each Agreement will have been duly executed and delivered by each party thereto.

Based upon and subject to the foregoing, we are of the opinion that, when issued in accordance with the relevant Agreement, the Shares will have been duly authorized under Massachusetts law and when sold will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust provides for indemnification solely out of the property of the applicable series for all loss and expenses of any shareholder of such series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP

Ropes & Gray LLP